EXHIBIT 12.1

VORNADO REALTY L.P.
COMPUTATION OF RATIOS

(UNAUDITED)

Our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preference distributions for each of the fiscal years ended December 31, 2009, 2008, 2007, 2006 and 2005 are as follows:

	Year Ended December 31,
(Amounts in thousands)	2009		2008		2007	2006	2005
Net income from continuing operations	$24,892		$190,122		$481,247	$602,462	$557,692
Fixed charges	663,360		708,560		661,620	432,953	305,881
Income distributions from partially owned entities	30,472		44,690		24,044	35,911	40,152
Capitalized interest	(17,256)		(63,063)		(53,648)	(26,195)	(15,582)

Earnings - Numerator	$701,468		$880,309		$1,113,263	$1,045,131	$888,143

Interest and debt expense	$634,283		$635,724		$599,804	$400,540	$284,876
Capitalized interest	17,256		63,063		53,648	26,195	15,582
1/3 of rental expense – interest factor	11,821		9,773		8,168	6,218	5,423
Fixed charges - Denominator	663,360		708,560		661,620	432,953	305,881
Preferred unit distributions	76,734		76,834		77,009	80,518	97,232
Combined fixed charges and preference distributions - Denominator	$740,094		$785,394		$738,629	$513,471	$403,113

Ratio of earnings to fixed charges	1.06	(1)	1.24	(1)	1.68	2.41	2.90
Ratio of earnings to combined fixed charges and preference distributions	0.95	(2)	1.12	(2)	1.51	2.04	2.20

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(1)     Excluding non-cash impairment charges recognized in the years ended December 31, 2009 and 2008, the ratios of earnings to fixed charges were 1.48 and 1.44, respectively.

(2)     Excluding non-cash impairment charges recognized in the years ended December 31, 2009 and 2008, the ratios of earnings to fixed charges and preference distributions were 1.33 and 1.30, respectively.

Earnings equals (i) income from continuing operations before income taxes and income from partially owned entities, plus, (ii) fixed charges, (iii) income distributions from partially owned entities, minus (iv) capitalized interest.  Fixed charges equals (i) interest and debt expense, plus (ii) capitalized interest, (iii) the portion of operating lease rental expense that is representative of the interest factor, which is one-third of operating lease rentals and (iv) preferred unit distributions. Combined fixed charges and preference distributions equals fixed charges plus preferred unit distributions.